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                              March 13, 2024

       James Hiza
       Chief Executive Officer
       SensaSure Technologies, Inc.
       4730 S. Fort Apache Rd., Suite 300
       Las Vegas, NV 89147

                                                        Re: SensaSure
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-41209

       Dear James Hiza:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2023

       Item 9A. Controls and Procedures, page 73

   1. We note the disclosure that your disclosure controls and procedures were effective as of
                                                        April 30, 2023. We also
note the disclosure that management concluded that, as of April
                                                        30, 2023, your internal
control over financial reporting is ineffective. Please clarify and disclose the nature of
any material weakness, its impact on your financial reporting and
                                                        ICFR, and management
s current plans, if any, or actions already undertaken, for
                                                        remediating the
material weakness. Additionally, please clarify how you can have effective disclosure
controls and procedures if a material weakness in internal control over financial reporting
exists. We refer you to Item 308(a)(3) of Regulation S-X and 2007 interpretive guidance
issued by the SEC in Release No. 34   55929. As a related matter,
                                                        clarify how you
concluded in your subsequent Forms 10-Q that disclosure controls and procedures are
effective as of those dates given the material weakness in your
                                                        ICFR. Please advise or
amend your filing(s) to revise, as appropriate.
 James Hiza
FirstName  LastNameJames  Hiza
SensaSure Technologies, Inc.
Comapany
March      NameSensaSure Technologies, Inc.
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName
2. Also as a related matter, when you amend your filings, please provide updated 302 certifications that properly include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting, that are now required based on the end of the transition period that previously allowed these omissions under
         Item 308 of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs1,2,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services